SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES PROPOSED IAG -VUELING MERGER

MIRRORS EARLIER BA/BMI & CURRENT RYANAIR/AER LINGUS OFFER

Ryanair, Europe's only ultra low fares airline, today (12 Nov) welcomed the announcement by IAG/Iberia that it intends to acquire Vueling, as the consolidation of Europe's airlines continues.

This latest airline merger mirrors the EU Commission's Phase 1 approved merger of IAG/British Airways with British Midland (in the UK) in March 2012, Aegean's recent takeover offer for Olympic in Greece and Ryanair's offer for Aer Lingus, which is currently being reviewed by the EU Competition Authorities.

IAG's announcement that it is to cut 4,500 jobs at Iberia further demonstrates the changing landscape of Europe's aviation industry and the need for continuing restructuring and reform among Europe's high fares former flag carriers who, like Aer Lingus, cannot survive as independent airlines.

Ryanair's Stephen McNamara said:

"The merger of IAG Iberia and Vueling is another logical merger of EU airlines operating in the same market and mirrors IAG/British Airways takeover of BMI in the UK earlier this year, Aegean's offer for Olympic in Greece and Ryanair's current offer for Aer Lingus in Ireland.

As Europe's flag carrier airlines continue to consolidate Ryanair believes that its offer for Aer Lingus should be approved by the EU Competition Authorities if they follow - fairly - the precedent set in the BA/BMI merger and last weeks takeover of Vueling in Spain by BA/IAG.  These are all inevitable steps in the consolidation process of Europe's high fares former flag carrier airlines."

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary